UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 31, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 27, 2017

Date, Time and Place: Held on January 27, 2017, at 10:00 AM, at Rua Fidêncio Ramos, no. 302, 4th floor, Tower B, Edifício Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

Call notice: The Board of Directors’ members were duly called pursuant to item 6 of its Internal Rules.

Attendance: The majority of the sitting members of the Board of Directors in attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, Ernesto Lozardo, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt e Raul Calfat. Justified absences of Mr. Marcos Barbosa Pinto and his alternate, Mr. Armínio Fraga Neto.

Meeting Board:	Mr. José Luciano Duarte Penido — Chairman.
Mrs. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with the terms of the article 17 of the Company’s Bylaws, (i) approve the adjustments on the proposal for the Company’s budget for the fiscal year of 2017; (ii) to examine the financial statements of the Company and the respective explanatory notes, as well as the Management Annual Report, regarding the fiscal year ended on December 31, 2016, with the independent auditors’ opinion, the Fiscal Council’s opinion and the Annual Report of the Statutory Audit Committee; and (iii) to analyze the destination of profits and the distribution of dividends and to recommend its approval to the Shareholders’ Meeting of the Company

Resolutions: After discussion and analysis of the matter included on the Agenda, the Board members in attendance decided to, without reservations and/or qualifications, by their unanimous vote:

(i)      Approve the adjustments on the proposal for the Company’s budget for the fiscal year of 2017, as per the recommendation of the Board of Directors at the meeting held on December 15, 2016, registered before the Commercial Registry of State of São Paulo, on January 9, 2017 under the number 3.256/17-0.

(ii)     Approve the Company’s financial statements, the respective explanatory notes, the Management Annual Report, and other statements regarding the fiscal year ended on December 31, 2016, taking into account the independent auditors’ opinion issued by BDO RCS Auditores Independentes S/S (“BDO”), the Fiscal Council’s opinion, and the Annual Report of the Statutory Audit Committee, as well as to submit the referred documents to the Ordinary General Shareholders’ Meeting.

(iii)    Approve and recommend the approval to the Ordinary General Shareholders’ Meeting of the profit destination, in accordance with the Company’s financial statements and other documents approved in item (ii) above, as follows: (i) the retention, for the formation of the legal reserve, of the amount of R$ 82.742.394,58 (eighty-two million, seven hundred and forty-two thousand, three hundred and ninety-four reais and fifty-eight cents), corresponding to 5% (five per cent) of the net income of the year; (ii) the retention of net income for allocation in the Profit Reserve for Investments, in the amount of R$ 1.179.079.122,81 (one billion, one hundred and seventy-nine million, seventy-nine thousand, one hundred and twenty-two reais and eighty-one cents), in accordance with the capital expenditure budget for the fiscal year of 2017, proposed by the Company’s Management; (iii) the distribution of the minimum compulsory dividends of 25% (twenty-five per cent) of the net income of the fiscal year ended on December 31, 2016, adjusted in accordance with the terms  Article 202 of Law No. 6.404/76, which equals R$ 0.7099585311 per common share, totaling R$ R$ 393.026.374,27 (Three hundred and ninety-three million, twenty-six thousand, three hundred and seventy-four reais and twenty-seven cents);

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, Ernesto Lozardo, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt and Raul Calfat, and, also, Mrs. Claudia Elisete Rockenbach Leal (Secretary).

São Paulo, January 27, 2017.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31st, 2017

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO